Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
KBW, Inc.:
We consent to the incorporation by reference in the following registration statements (No. 333-151864 and No. 333-142327 on Form S-8 and No. 333-153355 on Form S-3) of our reports dated February 27, 2009 with respect to the consolidated statements of financial condition of KBW, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Form 10-K of KBW, Inc. and subsidiaries.
/s/ KPMG LLP
New York, New York
February 27, 2009